115 DAYS LEFT

OGI COLD ESPRESSO

OGI Cold Espresso is creating a new coffee category, bridging Starbucks and Red Bull, empowering young culture shapers to craft healthy, café-quality coffee moments—lattes, cocktails, or sparkling vibes—in seconds, anywhere. With the world's first mini cans of shelf-stable, brew-free espress ...

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This Reg CF offering is made available through PicMii Crowdfunding, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


OGI Coffee Pitch Video

Raised	Days Left
$152,104	115

Launch — $9,998.94 Min — $1,199,999.15 Max

Overview Team About Communication Channel Updates

Business Description

Sparking a Global Coffee Revolution

OGI Cold Espresso delivers premium, brew-free espresso in mini cans—Smooth Espresso and Chaga Sweet—at just $2-$2.50, half the price of a $5 Starbucks black coffee, saving ~$1,000/year vs. daily Starbucks drinkers (Coffeeness, 2025).

OGI's versatile mini cans spark endless drink creations—lattes, cocktails, mixers—driving demand among young coffee lovers in a $690.1B global coffee market by 2030 (Grandview Research, 2024).

The AI-driven 'OGI Make Your Moment' platform fuels personalized recipes, boosting happiness (Dunn & Norton, 2013). OGI's #OGIConnected is a lifestyle movement—healthy, instant, unstoppable.

ONE ESPRESSO MINI, MAKE ANY DRINK. THE FUTURE OF FEELING GOOD!

As a playground for any coffee drink, iced, cold or hot, without the complexity and limitations of brewing equipment, coffee lovers can now explore new ways of drinking coffee as a beverage, smoothie, dessert or creative cocktail far beyond traditional applications.

The shifting coffee culture in North America and Asia Pacific, in particular, is remarkable. The underpinning theme is clear: people see coffee as a lifestyle demanding ready-made convenience and premium specialty coffee that creates experiences that cater to individual preferences.

The big takeaway is that the evolving coffee culture is not about mega brands and their commodified coffee but a new lifestyle. One built on a culture of creativity, conversation and personalized experiences that cater to people's moods and desires.



Security Type:

Equity Security

Price Per Share

$1.33

Shares For Sale

902,255

Post Money Valuation:

$14,912,299.20

Investment Bonuses!

Amount-Based Incentives (Bonus shares to be issued by the issuer after the raise has completed):

An investment of more than $25,000 will receive bonus shares equal to the bonus percentage stated below. The Investor will receive the bonus shares for the closest threshold amount less than the dollar amount invested.

Invest $25,000+: Receive 10% Bonus Shares

Invest $50,000+: Receive 15% Bonus Shares

Invest $100,000+: Receive 20% Bonus Shares

Invest $250,000+: Receive 30% Bonus Shares

Invest 500,000+: Receive 40% Bonus Shares

Amount-Based Discount Rewards on OGI Coffee Espresso

Invest $500: Receive 20 free OGI Cold Espresso minis each month for 3 months

Invest $2,500: Receive 30 free OGI Cold Espresso minis each month for 12 months

Invest over $4,000: Receive 30 free OGI Cold Espresso minis each month for 24 months.

Plus enjoy early access to the new product, exclusive merchandise and VIP invitations to launch events.

*Investors can only receive one (1) amount-based incentive per investment and (1) Amount-Based Discount

"Fueled by frustration of not having access to good coffee throughout the day – without messing around with brewing equipment or having to head out to the local cafe, our team worked with coffee farmers, brewing experts and packaging innovators to create a coffee-lovers-espresso that's highly convenient, versatile and premium." Brian Direen, Co-Founder/CEO of OGI Cold Espresso

World-first coffee minis. One mini, make any drink. As seen in

   

Possibl, our company that owns the OGI brand, is a pioneering umbrella brand dedicated to simplifying, democratizing, and enhancing wellness. Our mission is to create tangible opportunities that empower people to live their best lives. Leading the way, our first venture, OGI Cold Espresso, embodies this mission by allowing people to enjoy coffee whenever and however they desire.



The global cold coffee market is booming.

VISION	MISSION	PURPOSE
Become the most-loved beverage brand for the next generation of specialty coffee lovers across all parts of the world.	Revolutionise the way coffee is enjoyed, whenever and however people desire.	Creating ultra customisable "you moments" that are seamless and can be enjoyed immediately.

must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

***Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

Regulatory Exemption:

Regulation Crowdfunding – Section 4(a)(6)

Deadline:

October 31, 2025

Minimum Investment Amount:

$500.08

Target Offering Range:

$9,998.94-$1,199,999.15

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission

Overview Team About Communication Channel Updates

Problem

Legacy Coffee Brands Fail Young Coffee Lovers

High café prices ($5+ Starbucks) and sugary, brew-heavy drinks lack personalization, health, and bold vibes in a $37B US coffee shop market (IBISWorld, 2024). Bars, restaurants, and caterers struggle with slow, costly espresso machines. A scarcity of better-for-you, premium instant espresso for home, hotels, or social scenes—a $183B specialty coffee market by 2030 (Grandview Research, 2024).



Solution

Leading a New Coffee Movement for Young Culture Shapers

OGI Cold Espresso pioneers a cultural shift: cold, premium, ultra-customized, better-for-you coffee for young lovers redefining the game.

Our world-first mini cans—café-quality, instant espresso—Smooth Espresso and Chaga Sweet, infused with wild-grown Alaskan chaga for a healthy boost—signal status and make a bold lifestyle statement.

From music and creativity festivals to fashion, tech events, and social movements, OGI's #OGIConnected vibe fuels every moment with endless creativity: lattes, cocktails, sparkling mixers, no sugar/junk.


OGI


IOUT THE USE OF BREWING EQUIPMENT
ONNECTED THE DOTS BETWEEN BETTER-FOR-YOU,
NVENIENCE & PEOPLE'S HUNGER FOR
W EXPERIENCES. IT'S ABOUT TIME".
OGI
COFFEE

Business Model

Building the World's Most Loved Espresso Brand

- **D2C & Retail**: Bold 'you moments' via e-commerce and retail for young pros.
- **Food Service**: Instant espresso for bars, restaurants, caterers—no machines, sparking creative menus (sparkling coffees, espresso slushies, boozy drinks).
- **Premium Hotels**: Traveler rituals in minibars.
- **Social Campaigns**: OGI Make Your Moment drives buzz with #MakeYourMoment, ensuring viral engagement.

AI powers product development, inventory, and viral #OGIConnected campaigns, ensuring efficiency and personalization.


WE BELIEVE THE REVOLUTION IN
COFFEE IS ONLY JUST BEGINING

Market Projection

We're scaling into the converging global coffee and functional drinks market:

- $690.1B global coffee market by 2030, with a $183B specialty coffee segment (10.4% CAGR) (Grandview Research, 2024).
- $339.6B functional drinks market, aligning with our chaga SKU and product pipeline.
- Forecast: $7.8M Year 1 revenue, $192M by Year 5, fueled by Asia's coffee craze (China: 15 cups/person) and specialty cold coffee surge.



OPPORTUNITY
PREMIUM EXPERIENCE
HOME ESPRESSO
NO EQUIPMENT REQUIRED
BREWING EQUIPMENT REQUIRED
RTD ICED COFFEE
COFFEE PODS
INSTANT COFFEE
COST EFFECTIVE EXPERIENCE

Competition

OGI stands out in a tough coffee market against cold brew brands (La Colombe) and legacy giants. Our $2–$2.50 price, novel, shelf-stable mini cans, fresh-brewed flavor, endless versatility and AI recipe platform make OGI a lifestyle game-changer, like Poppi's soda but for coffee lovers.



WHY WE'RE BETTER
OGI
REGULAR PODS
REGULAR COLD BREW
REGULAR HOT BREW
SUPER PREMIUM, SUPER RARE
Kona Cherry Blend + Alaskan Chaga
ENJOY IMMEDIATELY
No coffee makers required
EASILY CUSTOMISABLE
A base for creative cold coffee
READY TO POUR
Anytime, anyplace, any way
FUNCTIONAL BENEFITS
Superfood adaptagenic/antioxidant
GUILT FREE INDULGENCE
Zero sugar, naturally sweeter
HOT OR COLD
Add hot or cold water/milk

COFFEE EXPERTS OGI
Perfectly portioned and ready to go, these OGI concentrate coffee mini-cans bring me the unique & rich flavors that can be enjoyed anywhere, anytime only with a cup of water!
MARTIN PHAN
LICENSED CQI Q-GRADER, EXPERT COFFEE TASTER

Traction & Customers

Igniting the Cold Coffee Revolution

OGI's buzzing with 99% positive feedback from hundreds of testers globally, showing massive demand. Talks with partners in Japan, China, and India tap Asia's coffee craze (China: 15 cups/person). Scalable California production is ready for D2C, retail, bars, and hotels, sparking #OGIConnected excitement.



Investors

Join our $1.2M raise to craft 'you moments' for millions! Invest $25,000–$500,000 for 10%–40% bonus shares at a $13.712M valuation. Future blockchain-based tokens will spark fan engagement (subject to compliance), enhancing community-driven growth and aiming for a 5-10x return by 2031, inspired by recent CPG successes.

Bonus Shares Offered to Investors

40% Bonus Shares +$500,000	30% Bonus Shares +$250,000	20% Bonus Shares +$100,000	15% Bonus Shares +$50,000	10% Bonus Shares +$25,000

 Discount Rewards Offered on OGI Cold Espresso

✓ Invest $500: Receive 40 free OGI Cold Espresso minis

✓ Invest $2,500: Receive 20 free OGI Cold Espresso minis each month for 12 months

✓ Invest over $4,000: Receive 20 free OGI Cold Espresso minis each month for 24 months

Plus, enjoy early access to new products, exclusive merchandise, and VIP invitations to launch events—perks reserved just for you.

Terms

Up to $1,199,999.15 in Class B Non-Voting Common Stock at $1.33 per Share, with a minimum target amount of $9,998.94.

Offering Minimum: $9,998.94 | 7,518 Class B Non-Voting Shares
Offering Maximum: $1,199,999.15 | 902,255 Class B Non-Voting Shares
Type of Security Offered: Class B Non-Voting Shares
Purchase Price of Security Offered: $1.33 Per Share
Minimum Investment Amount (per investor): $500.08

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $500.08. The Company must reach its Target Offering Amount of $9,998.94 by October 31, 2025 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Risks

Please be sure to read and review the Offering Statement. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Overview Team About Communication Channel Updates



Brian Direen

Co-Founder/CEO

Background

An experienced entrepreneur with 25 years in international business unlocking value opportunity, developing growth initiatives, and driving commercial acceleration. As co-founder of Australian based company Unistraw International Brian played a pivotal role in taking its patented flavor/nutraceutical straw brand from zero to 1 billion units sold across 30+ countries. Brian's skills include a growth mindset, strategic planning, decision making, teamwork, new business development, international trade, building strategic partnerships, deal negotiation, business intelligence, competitive analysis, market entry strategy/path to market and brand building. With roots in agri-foods and beverages and an ingrained understanding that coming up with ideas is easy, but finding the right problems is where the real challenge lies, Brian is well placed to lead OGI's cultural movement that celebrates the uniqueness of individual needs towards coffee and building OGI into a leading global cold coffee brand.



Joe Wallace

Co-Founder

Background

As an accomplished entrepreneur and investor based in Calabasas, California, Joe has a strong background in trade marketing and business planning, and has played a key role in numerous successful startups, corporate financing ventures, and fund acquisitions since 2001. Joe brings a wealth of experience to the table, including as founder of Illusion Entertainment Group, where he holds exclusive hologram rights in Las Vegas, New York, and Japan for their groundbreaking product, "PortL Hologram, making him an invaluable asset for OGI Coffee. Prior to his current ventures, Joe founded Beleve Vision, LLC, and Drnq Budz, showcasing his entrepreneurial spirit and ability to turn ideas into thriving businesses. Joe's educational background includes attending Washington State University, where he acquired a strong foundation in business and marketing.



Fernando F A

Co-Founder/Senior Creative Director

Background

Based in Lisbon, Portugal, Fernando has worked for some of the best agencies and iconic brands around the world. Experience and expertise sits across: Creative Direction, Art Direction, Branding, Packaging Design, Craft UI and UX Design, Trade Show Exhibits, Product Design, Strategy & Planning. As owner of Remote Design Studio Fernando has played pivotal roles as both CMO and Creative Director building brands, products, and business that are distinctive, bold and exciting – not merely relevant. Fernando's skillset includes marketing, innovation, planning, product and packaging development, advertising, digital, social media, website development, PR and events. Some of the brands he has worked on include Anheuser-Busch InBev, Christchurch Art Gallery-NZ, Chrysler, Diageo, Epson, Faber-Castell, Ferrari, Fiat, General Motors, Goldman Sachs, Kia Motors, KWS SAAT SE & Co. KGaA



Nicolas Hunley

Legal Advisor

Background

Nicholas is an attorney and GAP certified negotiator with extensive experience in legal advisory services. He has advised Fortune 100 companies and completed numerous complex transactions in various markets, including agribusiness and oil & gas development. He is also a founder and investor in over fifty startups. Additionally, Nicholas sits on the board of directors for Choices Counseling Center.

Overview Team About Communication Channel Updates

Company Name

OGI COLD ESPRESSO

Location

21781 Ventura Blvd
#1004,
Woodland Hills, California 91364

Number of Employees

3

Company Website

Incorporation Type

C-Corp

State of Incorporation

Delaware

Date Founded

November 2, 2023